SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C. 20549

                        Schedule 13D**

           Under the Securities Exchange Act of 1934
                      (Amendment No. 1)*


                 Alpha Hospitality Corporation
  ----------------------------------------------------------
                       (Name of Issuer)

                 Common Stock, $.01 par value
  ----------------------------------------------------------
                (Title of Class of Securities)

                           02073210
           ----------------------------------------
                        (CUSIP Number)

               Greenville Casino Partners, L.P.
                       111 Walnut Street
                 Greenville Mississippi 38701

                        with a copy to:
                       Kenneth M. Crane
                       Altheimer & Gray
                     10 South Wacker Drive
                    Chicago, Illinois 60606
                        (312) 715-4000
         --------------------------------------------
         (Name, Address and Telephone Number of Person
       Authorized to Receive Notices and Communications)

                       December 20, 1997
              ----------------------------------
    (Date of Event which Requires Filing of this Statement)

  If the filing person has previously filed a statement on
  Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box. / /

  Check the following box if a fee is being paid with the statement. / /

  *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

  **The total number of shares of common stock reported as beneficially owned by the Reporting Persons herein is 9,017,739 which constitutes approximately 62.5% of the total number of shares outstanding. All ownership percentages set forth herein assume that there are 14,406,204 shares outstanding.

  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of
  Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.




  CUSIP NO.  02073210           13D       Page 3 of 10 Pages

  _________________________________________________________
   1.  Name of Reporting Person:

      Greenville Casino Partners, L.P.
  _________________________________________________________
   2.  Check the Appropriate Box if a Member of a Group:
                                                         (a)

                                                         (b)
  _________________________________________________________
   3.  SEC Use Only
  _________________________________________________________
   4.  Source of Funds:  Not Applicable.
  _________________________________________________________
   5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
  _________________________________________________________
   6.  Citizenship or Place of Organization:  Mississippi
  _________________________________________________________
   Number of     7.  Sole Voting Power:  0
   Shares         _________________________________________
   Beneficially  8.  Shared Voting Power: 9,017,739 (1)(2)
   Owned By       ________________________________________
   Each          9.  Sole Dispositive Power:  0
   Reporting      ________________________________________
   Person       10.  Shared Dispositive Power:  0
   With
  _________________________________________________________
  11.  Aggregate Amount Beneficially Owned by Each
       Reporting Person:

          9,017,739 (1)
  _________________________________________________________
  12. Check Box if the Aggregate Amount in Row (11) Excludes
      Certain Shares:
  _________________________________________________________
  13. Percent of Class Represented by Amount in Row (11):
         62.5%
  _________________________________________________________
  14. Type of Reporting Person:  PN
  _________________________________________________________
  (1) Power is exercised through Greenville CP, Inc., the sole general partner of Greenville Casino Partners, L.P.
  (2)  See Item 5.



  CUSIP NO.  02073210              13D    Page 4 of 10 Pages

  _________________________________________________________
   1.  Name of Reporting Person:

      Greenville CP, Inc.
  _________________________________________________________
   2.  Check the Appropriate Box if a Member of a Group:
                                                         (a)

                                                         (b)
  _________________________________________________________
   3.  SEC Use Only
  _________________________________________________________
   4.  Source of Funds:  Not Applicable.
  _________________________________________________________
   5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
  _________________________________________________________
   6.  Citizenship or Place of Organization:  Delaware

  _________________________________________________________
   Number of     7.  Sole Voting Power:  0
   Shares          _________________________________________
   Beneficially  8. Shared Voting Power: 9,017,739 (1)(2)(3)
   Owned By        ________________________________________
   Each          9.  Sole Dispositive Power:  0
   Reporting       ________________________________________
   Person       10. Shared Dispositive Power:  0
   With
  _________________________________________________________
  11.  Aggregate Amount Beneficially Owned by Each
       Reporting Person:

          9,017,739 (1) (2)
  _________________________________________________________
  12. Check Box if the Aggregate Amount in Row (11)
      Excludes Certain Shares:
  _________________________________________________________
  13. Percent of Class Represented by Amount in Row (11):
         62.5%
  _________________________________________________________
  14. Type of Reporting Person:  CO
  _________________________________________________________
  (1) Solely in its capacity as the sole general partner of Greenville Casino Partners, L.P.
  (2) Power is exercised through, Michael J. Jacobson, Chairman and Chief Executive Officer and a 50% shareholder, and John O'Donnell, President and Chief Operating Officer and a 50% shareholder.
  (3)  See Item 5.




  CUSIP NO.  02073210              13D    Page 5 of 10 Pages

  _________________________________________________________
   1.  Name of Reporting Person:

      Michael J. Jacobson
  _________________________________________________________
   2.  Check the Appropriate Box if a Member of a Group:
                                                         (a)

                                                         (b)
  _________________________________________________________
   3.  SEC Use Only
  _________________________________________________________
   4.  Source of Funds:  Not Applicable
  _________________________________________________________
   5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
  _________________________________________________________
   6.  Citizenship or Place of Organization:  USA
               ____________________________________________
   Number of     7.  Sole Voting Power:  0
   Shares      ____________________________________________
   Beneficially  8.  Shared Voting Power: 9,017,739 (1)(2)
   Owned By    ____________________________________________
   Each          9.  Sole Dispositive Power:  0
   Reporting   ____________________________________________
   Person       10.  Shared Dispositive Power:  0
   With
  _________________________________________________________
   11.  Aggregate Amount Beneficially Owned by Each
        Reporting Person:

          9,017,739 (1) (2)
  _________________________________________________________
   12. Check Box if the Aggregate Amount in Row (11)
       Excludes Certain Shares:
  _________________________________________________________
   13. Percent of Class Represented by Amount in Row (11):
          62.5%
  _________________________________________________________
   14. Type of Reporting Person:  IN
  _________________________________________________________

  (1) Solely in his capacity as a controlling person of Greenville CP, Inc.
  (2)  See Item 5.



  CUSIP NO.  02073210              13D    Page 6 of 10 Pages

  _________________________________________________________
   1.  Name of Reporting Person:

     John R. O'Donnell
  _________________________________________________________
   2.  Check the Appropriate Box if a Member of a Group:
                                                         (a)

                                                         (b)
  _________________________________________________________
   3.  SEC Use Only
  _________________________________________________________
   4.  Source of Funds:  Not Applicable
  _________________________________________________________
   5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
  _________________________________________________________
   6.  Citizenship or Place of Organization:  USA
               ____________________________________________
   Number of      7.  Sole Voting Power:   0
   Shares      ____________________________________________
   Beneficially   8.  Shared Voting Power: 9,017,739 (1)(2)
   Owned By    ____________________________________________
   Each           9.  Sole Dispositive Power:  0
   Reporting   ____________________________________________
   Person        10. Shared Dispositive Power:  0
   With
  _________________________________________________________
   11. Aggregate Amount Beneficially Owned by Each Reporting
       Person:

          9,017,739 (1) (2)
  _________________________________________________________
   12. Check Box if the Aggregate Amount in Row (11)
       Excludes Certain Shares:
  _________________________________________________________
   13. Percent of Class Represented by Amount in Row (11):
         62.5%
  _________________________________________________________
   14. Type of Reporting Person:  IN
  _________________________________________________________

  (1) Solely in his capacity as a controlling person of Greenville CP, Inc.
  (2)  See Item 5.



  CUSIP NO.  02073210              13D    Page 7 of 10 Pages

  This statement constitutes Amendment No. 1 to the Statement of Schedule 13D (the "Schedule 13D") filed December 20, 1997 by Greenville Casino Partners, L.P., a Mississippi limited partnership, Greenville CP, Inc., a Mississippi corporation, Michael J. Jacobson, and John R. O'Donnell in connection with the beneficial ownership of shares of common stock, $.01 par value, of Alpha Hospitality Corporation, a Delaware corporation ("Alpha"). Capitalized terms used herein but not otherwise defined herein shall have the meanings ascribed thereto in the
  Schedule 13D.

  Item 5. Interests in Securities of the Issuer.
          -------------------------------------

          Item 5 is hereby amended and restated as follows:

          The following information is provided in response to Item 5 of Schedule 13D and is based on a total of 14,406,204 shares of stock ("Shares") outstanding as of November 7, 1997 as reported in the Form 10-Q for Alpha
  Hospitality Corporation (the "Issuer"), for the quarterly period ended September 30, 1997.

          Subsequent to the filing of the Schedule 13D on December 20, 1997, the filers received two items of information which require this Amendment No. 1 to the
  Schedule 13 D; (i) a copy of a proxy from Bally Gaming for 596,017 shares of the common stock of Alpha was received after the filing of the Schedule 13D, and (ii) it was determined that certain of the shareholders of Alpha gave proxies for a larger or smaller number of shares than was initially reported in the Schedule 13D.

          The information provided in this Amendment setting forth the correct deemed beneficial ownership of Shares was correctly reflected by Alpha on January 9th, 1997 in the Proxy Statement filed pursuant to Section 14(a) of the Securities Exchange Act of 1934.

          (a)  LP beneficially owns 9,017,739 Shares,
  constituting approximately 62.5% of the outstanding Shares as of December 20, 1997. CP, through its relationship with LP, may be deemed to beneficially own all of the Shares beneficially owned by LP, and each of Jacobson and O'Donnell, through their relationship with CP and LP, may be deemed to beneficially own all of the Shares beneficially owned by CP.



  CUSIP NO.  02073210              13D    Page 8 of 10 Pages

          (b) LP has the power to vote or direct the vote of all 9,017,739 Shares reported herein. CP, as the sole general partner of LP, may be deemed to share voting power with respect to all of such Shares. Jacobson, as the Chairman and Chief Executive Officer of CP, and as the holder of 50% of the voting stock of CP, has the power to act on behalf of CP and LP and may be deemed to share voting power with respect to all of the Shares.
  O'Donnell, as the President and Chief Operating Officer of CP, and as the holder of 50% of the voting stock of CP, has the power to act on behalf of CP and LP and may be deemed to share voting power with respect to all of the Shares.

          (c)  Except as set forth above, the Reporting
  Persons do not beneficially own any Shares and, except as set forth herein, have effected no transactions in Shares during the preceding 60 days.

          (d)  A list of shareholders of the Issuer,
  together with the number of shares owned by such shareholder, from whom the Reporting Persons obtained proxies for purposes of voting in favor of the transaction contemplated by the Purchase Agreement (as defined in Item
  6) is contained in Item 6.

          (e) The Reporting Persons will cease to have voting control of the Shares upon the earlier to occur of
  (i) the consummation of the transactions contemplated by the Purchase Agreement (as defined in Item 6) or (ii) the end of business on February 28, 1998.



  CUSIP NO.  02073210              13D    Page 9 of 10 Pages

  Item 6. Contracts, Arrangements, Understandings or
          ------------------------------------------
          Relationships With Respect to Securities
          ----------------------------------------
          of the Issuer.
          -------------

          Item 6 is hereby amended and restated as follows:

          On December 19, 1997, LP entered into an Asset Purchase Agreement (the "Purchase Agreement") with Alpha Gulf Coast, Inc., a Delaware corporation and Alpha Greenville Hotel, Inc., a Delaware corporation ("Alpha Hotel"), each a wholly owned subsidiary of Alpha Hospitality Corporation (the "Issuer"), pursuant to which, among other things, LP agreed to purchase substantially all of the assets of Alpha Hotel. In connection therewith, LP obtained proxies from certain of the shareholders of the Issuer, authorizing LP to vote the shares held by such shareholders in favor of the transactions contemplated by the Purchase Agreement. The shareholders from whom LP obtained such proxies are: (i) Patricia Cohen (for herself and on behalf of B.P. Group, LTD.), (ii) Charles Hundley (for himself and as trustee of the Tyler Hundley Trust), (iii) Joan Hundley, (iv) Dillon Hundley, (v) Sanford Freedman, (vi) Brett Tollman (for himself, the Bryanston Group, Inc. and the Tollman Family Trust), (vii) Mathew Walker, (viii) Beatrice Tollman, (ix) Steve O'Hana, and (x) Scott Schweinfurth (for Bally Gaming).

          Except as set forth in this Item 6, the Reporting Persons do not have any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to the acquisition of any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profit or loss, or the giving or withholding of proxies.




  CUSIP NO.  02073210              13D   Page 10 of 10 Pages

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

  Dated: February 10, 1998

                           GREENVILLE CASINO PARTNERS, L.P.

                           By:  Greenville CP, Inc., its
                                general partner

                           By:  /s/ Michael J. Jacobson
                                ----------------------------
                                Chairman and Chief Executive
                                Officer

                           GREENVILLE CP, INC.

                           By:  /s/ Michael J. Jacobson
                                ----------------------------
                                Chairman and Chief Executive
                                Officer


                                /s/ Michael J. Jacobson
                                ----------------------------
                                Michael J. Jacobson


                                /s/  John O'Donnell
                                ----------------------------
                                John O'Donnell